Exhibit 99.1

Global Partner for Success

HiSoft Reports Record Results for Second Quarter 2011 and Raises Full Year Guidance

BEIJING, August 15, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the second quarter 2011 ended June 30, 2011.

Second Quarter 2011 Financial and Operating Highlights

•                  Net revenues increased 46.6% year-over-year to US$50.9 million from US$34.7 million for the corresponding period in 2010

•                  Gross profit increased 39.3% year-over-year to US$18.0 million from US$12.9 million for the corresponding period in 2010

•                  Diluted earnings per ADS(1) was US$0.12 compared to US$0.17 in the corresponding period in 2010

•                  Non-GAAP(2) diluted earnings per ADS was US$0.18 compared to US$0.24 in the corresponding period in 2010

•                  Total employee headcount as of June 30, 2011 was 6,410

“In the second quarter of 2011, we experienced strong demand across service lines and geographical markets,” said HiSoft Chief Executive Officer Mr. Tiak Koon Loh. “Our confidence in the growth of our business is reflected in our decision to increase full year 2011 top- and bottom-line guidance. In the second quarter, we experienced positive pricing action on contracts signed with some significant clients. Another positive trend in the second quarter was the quicker than expected recovery of our Japan business as more companies in Japan are seeking outsourcing services.”

Mr. Loh continued, “Our investment in building higher value-added service offerings is seeing encouraging returns including new client wins in the China domestic sector. Currently, clients in this sector are driving the strong consulting and packaged solution services revenue growth and many have the potential to grow into key clients in the future. We will continue our investment to drive higher value-added services as we target to develop more sophisticated solutions and expand our significant client base.”

Second Quarter 2011 Financial Results

Net Revenues

Net revenues were US$50.9 million for the second quarter of 2011, an increase of 46.6% year-over-year from US$34.7 million for the corresponding period in 2010. The year-over-year increase in net revenues was driven by strong demand across geographies and verticals including healthy demand from our Japan business following a slower first quarter as a result of the earthquake in March.

Net Revenues by Service Line

The Company’s two service lines consist of IT services, which includes consulting and packaged solution  services (“CPS”) and application development, testing and maintenance services (“ADM”), and research and development (“R&D”) services.

Net revenues from IT services were US$27.0 million for the second quarter of 2011, an increase of 55.4% year-over-year from US$17.4 million for the corresponding period in 2010. Net revenues from R&D services were US$23.9 million for the second quarter of 2011, an increase of 37.8% year-over-year from US$17.3 million for the corresponding period in 2010. The Company’s CPS services continue to show good growth potential, with revenues increasing 284.0% year-over-year. The growth can be attributed primarily to the

(1)  Each American depositary share (“ADS”) represents 19 common shares.

(2)  Non-GAAP operating income, non-GAAP net income, non-GAAP diluted earnings per ADS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Company’s transition into providing additional higher value-added services to clients, especially in the domestic China market.

	Three Months Ended		Three Months Ended
	June 30, 2011		June 30, 2010
	(US$ in thousands, except percentages)

IT Services	26,993	53.1%	17,373	50.1%
CPS	6,513	12.8%	1,696	4.9%
ADM	20,480	40.3%	15,677	45.2%

R&D Services	23,874	46.9%	17,321	49.9%

Total Net Revenues	50,867	100.0%	34,694	100.0%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, the United States and Europe, the Company’s largest geographic market, accounted for US$30.5 million or 60.1% of net revenues during the second quarter of 2011, followed by 17.5% for Japan, 16.4% for Greater China and 6.0% for Others.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 39.9% of net revenues in the second quarter of 2011, while the United States and Europe accounted for 23.7%, Japan accounted for 21.8% and Others accounted for 14.6%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three clients, top five clients and top ten clients accounted for 30.7%, 39.5% and 54.4% of net revenues, respectively, during the second quarter of 2011, compared to 33.2%, 44.8% and 61.2%, respectively, for the corresponding period in 2010.

Gross Profit and Gross Margin

Gross profit was US$18.0 million for the second quarter of 2011, an increase of 39.3% year-over-year from US$12.9 million for the corresponding period in 2010. During the second quarter of 2011, gross margin was 35.3% compared to 37.2% for the corresponding period in 2010. The year-over-year decrease in gross margin  mainly was attributed to the Company hiring ahead of the curve to be able to meet demand for higher value-added service offerings.

Operating Expenses

Total operating expenses, which include general and administrative expenses, sales and marketing expenses and change in fair value of contingent consideration payable for business acquisitions, were US$14.1 million for the second quarter of 2011, an increase of 64.6% year-over-year from US$8.6 million for the corresponding period in 2010. The year-over-year increase was primarily due to expenses relating to the strengthening of sales teams, the addition of management capacity, and increased expenses relating to  operation as a publicly listed company.

Operating Income and Operating Margin

Operating income for the second quarter of 2011 was US$3.8 million, a decrease of 11.1% year-over-year from US$4.3 million for the corresponding period in 2010. Non-GAAP operating income for the second quarter 2011 was US$5.7 million, a decrease of 4.4% year-over-year from US$5.9 million for the corresponding period in 2010.

Operating margin was 7.5% for the second quarter of 2011, compared to 12.4% for the corresponding period in 2010. Non-GAAP operating margin was 11.2% for the second quarter of 2011, compared to 17.1% for the corresponding period in 2010. The year-over-year decline in operating income and margin was primarily due to the Company’s continued investment efforts to grow its higher value-added services business.

Provision for Income Taxes

The provision for income taxes was US$0.5 million for the second quarter of 2011, compared to US$0.7 million provision for income taxes in the second quarter of 2010.

Net Income and Earnings per ADS

Net income attributable to HiSoft Technology International Limited was US$3.9 million for the second quarter of 2011, an increase of 3.9% year-over-year from US$3.8 million for the corresponding period in 2010.  Diluted earnings per ADS was US$0.12 for the second quarter of 2011. Excluding the impact of US$0.01 per ADS from foreign currency loss(3), it was US$0.13 for the second quarter of 2011, compared to US$0.17 for the corresponding period in 2010.

Non-GAAP net income was US$5.8 million for the second quarter of 2011, an increase of 6.7% year-over-year from US$5.4 million for the corresponding period in 2010. Non-GAAP diluted earnings per ADS was US$0.18 in the second quarter of 2011. Excluding the impact of US$0.01 per ADS from foreign currency loss, it was US$0.19 in the second quarter of 2011, compared to US$0.24 in the corresponding period in 2010.

Cash, Cash Flow and DSO

As of June 30, 2011, HiSoft had cash and cash equivalents and restricted cash totaling US$133.9 million. Operating cash flow for the second quarter of 2011 was an inflow of approximately US$6.6 million.

Days sales outstanding was 88 days for the second quarter of 2011 and 93 days for the first half of 2011.

First Half 2011 Financial Results

Net Revenues

Net revenues were US$95.2 million for the first half of 2011, an increase of 45.9% year-over-year from US$65.2 million for the corresponding period in 2010.

Gross Profit and Gross Margin

Gross profit was US$32.1 million for the first half of 2011, an increase of 33.6% year-over-year from US$24.0 million for the corresponding period in 2010. For the first half of 2011, gross margin was 33.7%, compared to 36.8% for the corresponding period in 2010.

Operating Expenses

Total operating expenses were US$25.7 million for the first half of 2011, an increase of 56.0% year-over-year from US$16.4 million for the corresponding period in 2010.

Operating Income and Operating Margin

Operating income for the first half of 2011 was US$6.4 million, a decrease of 15.0% year-over-year from US$7.6 million for the corresponding period in 2010. Operating margin was 6.8% for the first half of 2011, compared to 11.6% for the corresponding period in 2010.

Net Income and Earnings per ADS

(3)  For reporting purposes, foreign currency gains or losses are related to the USD capital injection in China which has not been converted to RMB yet. These gains or losses are not generated by daily operating transactions.

Net income attributable to HiSoft Technology International Limited was US$6.7 million for the first half of 2011, flat compared to US$6.7 million for the corresponding period in 2010. Diluted earnings per ADS was US$0.21 for the first half of 2011.  Excluding the impact of US$0.02 per ADS from foreign currency loss, it was US$0.23 for the first half of 2011compared to US$0.30 for the corresponding period in 2010.

Non-GAAP net income was US$10.5 million for the first half of 2011, an increase of 13.0% from US$9.3 million for the corresponding period in 2010.  Non-GAAP diluted earnings per ADS was US$0.33 for the first half of 2011.  Excluding the impact of US$0.02 per ADS from foreign currency loss, it was US$0.35 for the first half of 2011, compared to US$0.41 for the corresponding period in 2010.

Outlook for the Third Quarter and Full Year 2011

For the third quarter 2011, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be in the estimated range of US$56 million to US$57 million, representing an expected growth rate of between 44.1% to 46.7% year-over-year

•                  Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.22 to US$0.23, excluding foreign currency exchange gains or losses. This represents an expected growth rate of between 4.8% to 9.5% year-over-year, based on 32.6 million weighted average ADSs outstanding

For the full year 2011, based on current market and operating conditions and current book orders, the Company raises its top- and bottom-line guidance as follows:

•                  Net revenues to be at least US$212 million, representing an expected growth rate of at least 44.6% year-over-year

•                  Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.80 to US$0.84, excluding foreign currency exchange gains or losses. This represents an expected growth rate of between 14.3% to 20.0% year-over-year, based on 32.3 million weighted average ADSs outstanding.

Due to continued volatility in the currency markets, the non-GAAP diluted earnings per ADS outlook excludes foreign currency exchange gains or losses. In addition, the non-GAAP diluted earnings per ADS outlook assumes an effective income tax rate of 10% to 12%.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to the recent volatility in macroeconomic events in the markets in which the Company operates.

Recent Developments

•                  Effective August 15, 2011, the Company announced executive chairman Mr. Cheng-Yaw Sun has transitioned to the role of non-executive chairman in order to devote more time to board governance and special projects. This transition is in line with the Company’s continued efforts to strengthen its corporate governance practice.

Second Quarter 2011 Conference Call Details

HiSoft management will hold an earnings conference call at 6:00 p.m. Eastern Time on Monday, August 15, 2011 (6:00 a.m. Beijing/Hong Kong Time on Tuesday, August 16, 2011). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the conference call are as follows:

U.S. Toll Free: +1-800-860-2442

International Dial In: +1-412-858-4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.corpasia.net/cancast/us/index.php?id=usHSFT_23&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft website at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: Non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per ADS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. Non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per ADS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. The presentation of these measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported of forecasted by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	June 30, 2011	December 31, 2010

ASSETS
Current Assets
Cash and cash equivalents	$133,203	$169,893
Restricted cash	696	359
Account receivable, net	53,113	43,761
Other current assets	7,285	6,885
Total current assets	194,297	220,898

Property, plant and equipment, net	11,908	9,772
Goodwill and intangible assets, net	29,537	23,092
Other long-term assets	2,067	1,330
Total assets	$237,809	$255,092

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	44,696	78,532

(including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $233 and $229 as of June 30, 2011 and December 31, 2010, respectively)

Other liabilities	1,618	1,608
Total liabilities	46,314	80,140
Total HiSoft Technology International Limited shareholder’s Equity	190,459	174,952
Non-controlling interest	1,036	—
Total Liabilities and Equity	$237,809	$255,092

Note:

As of June 30, 2011, there were 595,391,491 ordinary shares (in form of 31,336,394 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net revenues	$50,867	$34,694	$95,179	$65,231
Cost of revenues	(32,897)	(21,794)	(63,100)	(41,212)
Gross profit	17,970	12,900	32,079	24,019

Operating expenses	(14,136)	(8,588)	(25,637)	(16,438)
Income from operations	3,834	4,312	6,442	7,581

Other income	662	117	1,219	243
Net income before income tax expenses	4,496	4,429	7,661	7,824

Income tax expenses	(495)	(650)	(843)	(1,078)
Net income	$4,001	$3,779	$6,818	$6,746

Add: Net profit attributable to non-controlling interest	(76)	—	(127)	—
Net income attributable to HiSoft Limited	$3,925	$3,779	$6,691	$6,746

Net income per share
Basic	0.01	0.01	0.01	0.02
Diluted	0.01	0.01	0.01	0.02

Weighted average shares used in calculating net income per common share
Basic	584,843,145	96,633,203	582,100,664	93,283,236
Diluted	596,707,002	429,650,609	600,198,284	427,063,909

Net Income per ADS
Basic	0.13	0.18	0.22	0.32
Diluted	0.12	0.17	0.21	0.30

Weighted average ADS used in calculating net income per ADS
Basic	30,781,218	5,085,958	30,636,877	4,909,644
Diluted	31,405,632	22,613,190	31,589,383	22,477,048

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

GAAP operating income	3,834	4,312	6,442	7,581
GAAP operating income%	7.5%	12.4%	6.8%	11.6%

Adjustments:
- Share-based compensation	1,114	1,227	2,291	1,816
- Amortization of acquired intangible assets	435	200	846	363
- Change in fair value of contingent consideration payable for business acquisitions	302	205	652	349

Non-GAAP operating income	5,685	5,944	10,231	10,109
Non-GAAP operating income%	11.2%	17.1%	10.7%	15.5%

GAAP net income	3,925	3,779	6,691	6,746
GAAP net margin	7.7%	10.9%	7.0%	10.3%

Adjustments:
- Share-based compensation	1,114	1,227	2,291	1,816
- Amortization of acquired intangible assets	435	200	846	363
- Change in fair value of contingent consideration payable for business acquisitions	302	205	652	349

Non-GAAP net income	5,776	5,411	10,480	9,274
Non-GAAP net margin	11.4%	15.6%	11.0%	14.2%

Non-GAAP net income per ADS
Basic	0.19	0.26	0.34	0.44
Diluted	0.18	0.24	0.33	0.41

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	30,781,218	5,085,958	30,636,877	4,909,644
Diluted	31,405,632	22,613,190	31,589,383	22,477,048

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

GAAP net income per ADS
Basic	0.13	0.18	0.22	0.32
Adjustments:
- Share-based compensation	0.04	0.06	0.07	0.09
- Amortization of acquired intangible assets	0.01	0.01	0.03	0.02
- Change in fair value of contingent consideration payable for business acquisitions	0.01	0.01	0.02	0.01
Non-GAAP net income per ADS
Basic	0.19	0.26	0.34	0.44

GAAP net income per ADS
Diluted	0.12	0.17	0.21	0.30
Adjustments:
- Share-based compensation	0.04	0.05	0.07	0.08
- Amortization of acquired intangible assets	0.01	0.01	0.03	0.02
- Change in fair value of contingent consideration payable for business acquisitions	0.01	0.01	0.02	0.01
Non-GAAP net income per ADS
Diluted	0.18	0.24	0.33	0.41

Note:

The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands)

	Three-Month Periods Ended June 30,		Six-Month Periods Ended June 30,
	2011	2010	2011	2010
Cash flows from operating activities:

Net income	$4,001	$3,779	6,818	6,746
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	(148)	(112)	208	(12)
Loss on disposal of property, plant and equipment	—	46	32	386
Depreciation	1,017	706	1,935	1,459
Change in fair value of foreign-currency forward contract	57	59	53	42
Amortization of intangible assets	435	200	846	363
Interest expense	—	(41)	64	(79)
Share-based compensation expenses	1,114	1,227	2,291	1,816
Changes in fair value of contingent consideration	302	205	652	349
Changes in operating assets and liabilities:
Accounts receivable	(7,193)	(6,371)	(8,436)	(9,903)
Other current assets	3,216	(185)	2,121	102
Income tax receivable	838	36	838	36
Other assets	(26)	(150)	(67)	(577)
Accounts payable	(626)	137	(492)	(278)
Amount due to related parties	—	—	—	—
Other liabilities	3,612	3,484	(41)	4,040

Net cash provided by operating activities	6,599	3,020	6,822	4,490

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,349)	(584)	(3,840)	(1,502)
Restricted cash	(309)	(24)	(324)	(43)
Deferred and contingent consideration paid for business acquisitions (1)	(1,000)	(3,239)	(1,000)	(2,969)

Net cash used in investing activities	(3,658)	(3,847)	(5,164)	(4,514)

Cash flows from financing activities:
Repayment of Bank loan	—	—	(40,064)	—
Cash received from share subscription receivables	—	—	—	1
Cash received from non-controlling interest	—	—	908	—
Proceeds from issuance of common share under employee option plan	4,169	12	4,169	523
Deferred and contingent consideration paid for business acquisitions (1)	(3,100)	(545)	(5,300)	(3,245)
Prepayment of initial public offering expenses	—	(524)	—	(1,114)
Payment on capital lease obligations	—	(35)	—	(44)

Net cash provided by (used in) financing activities	1,069	(1,092)	(40,287)	(3,879)

Effect of exchange rate changes	949	571	1,939	576

Net increase (decrease) in cash and cash equivalents	4,959	(1,348)	(36,690)	(3,327)
Cash and cash equivalents at beginning of period	128,244	52,863	169,893	54,842

Cash and cash equivalents at end of period	$133,203	$51,515	$133,203	$51,515

(1) Deferred and contingent considerations relating to business acquisitions which were paid within three months or less from the acquisition date were included in the investing activities; payments made after three months from the acquisition date were included in the financing activities.

For investor and media inquiries please contact:

In China:

Mr. Ross Warner
HiSoft Technology International Limited
Tel: +86-10-5987-5865
Email: investor_relations@hiSoft.com

Mr. Agustin Bautista
Ogilvy Financial, Beijing
Tel: +86-10-8520-6166
Email: hsft@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1-646-460-9989
Email: hsft@ogilvy.com